Exhibit 99.1

ParaZero Signed a Strategic Cooperation Agreement with India’s BonV Aero to Expand Presence in the Country and in Selected Global Markets

ParaZero Successfully Demonstrated its Technology to an Indian Defense Entity

Kfar Saba, Israel, March 20, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the signing of a strategic cooperation agreement with BonV Aero, a leading Indian aerospace and defense technologies manufacturer and distributor.

Under the agreement, BonV Aero will market ParaZero’s portfolio of advanced counter-UAS solutions in India, with a primary focus on the Company’s DefendAir system - a mobile, net-based interception platform designed for rapid deployment against hostile drones and will also cover additional DefendAir setups and configurations in the future.

As part of the newly established cooperation, ParaZero and BonV Aero successfully conducted a live demonstration of the portable DefendAir launcher to a key security entity in India. The demonstration highlighted the system’s effectiveness in real-world operational scenarios, marking an important milestone in validating ParaZero’s counter-drone technology for the Indian market.

The cooperation also opens the door for future collaboration on integrating ParaZero’s interception capabilities with additional counter-UAS applications and platforms.

“We are excited to cooperate with BonV Aero and successfully demonstrate DefendAir C-UAS solution in India, a strategically important market facing growing aerial threats,” said Ariel Alon, CEO of ParaZero. “We believe that this collaboration strengthens our global footprint in high-demand regions and underscores the proven performance and reliability of the DefendAir system in protecting ground forces, VIPs and other critical assets. We look forward to deepening our cooperation and exploring additional integration opportunities to address evolving security challenges.”

“We appreciate the strategic collaborations that have enabled us to validate this technology in real-world conditions. We are confident it will serve as a valuable asset to India’s defence sector. Our focus remains on delivering reliable, mission-critical systems and progressively indigenising this capability for the nation,” said Satyabrata Satapathy, Co-Founder & CEO, BonV Aero.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

About BonV Aero

BonV Aero develops heavy-payload UAV systems built for mission-critical defence and logistics operations. Proven in extreme and remote environments, their platforms deliver the reliability required for sensitive missions. They are committed to advancing India’s defence ecosystem through safe, robust, and progressively indigenous UAV technologies.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses how the cooperation with BonV Aero opens the door for future collaboration on integrating ParaZero’s interception capabilities with additional counter-UAS applications and platforms, its belief that the collaboration with BonV Aero strengthens its global footprint in high-demand regions and deepening its cooperation and exploring additional integration opportunities to address evolving security challenges. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com